Mail Stop 3561

      							November 23, 2005

Mr. Melvin Flanigan
Chief Financial Officer
DTS, Inc.
5171 Clareton Drive
Agoura Hills, CA  91301

	Re:	DTS, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005

		Form 10-Q for Fiscal Quarter Ended September 30, 2005
		File No. 0-50335

Dear Mr. Flanigan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 24

1. We note that some portion of the 18% increase from 2003 to 2004 in technology and film licensing revenue was attributable to royalties due from prior periods. If the prior period royalties recognized in the current period account for a material part of the total change, please revise future filings to indicate the extent to which this significant factor affected your results of operations. For additional guidance, refer to Item 303 of Regulation S-K as well as section III of the Commission`s Interpretive Release on Management`s
Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 6 - Intangibles, page 73

2. In future filings, include the estimated aggregate amortization expense for each of the five succeeding fiscal years for patents and trademarks as well as acquired technology. Please refer to paragraph
45a.(3) of SFAS No. 142.

Note 11 - Related Party Transactions, page 76

3. In the third paragraph in this section, you discuss a customer who is also an 18.8% owned affiliate. Please tell us in more detail about your relationship with this affiliate and how you account for your ownership interest.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. Melvin Flanigan
DTS, Inc.
November 23, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549